UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

PUBLICLY-HELD COMPANY

TELEMAR NORTE LESTE S.A.

Corporate Taxpayers’ Registry No. (CNPJ/MF) 33.000.118/0001-79

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Telemar Norte Leste S.A (“TMAR” or “Company”), a company controlled by Tele Norte Leste Participações S.A (“TNL”), discloses that, in connection with its future acquisition of indirect control of Brasil Telecom Participações S.A and Brasil Telecom S.A., and otherwise in connection with the other transactions set forth in the Relevant Fact released by the Company on April 25, 2008, TMAR has entered into a credit facility with Banco do Brasil in the form of a Bank Credit Certificate (Cédula de Crédito Bancário) with the following terms and conditions: (i) an aggregate amount of R$4.3 billion; (ii) an 8-year term; (iii) a cost of the rate of the Interbank Deposit Certificate (Certificado de Depósito Interbancário – CDI) + 1.30% p.a.; (iv) interest due semi-annually (commencing in May 2010 and ending in May 2016); and (v) principal due in seven annual installments commencing in May 2010.

Rio de Janeiro, July 16, 2008.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

José Luís Magalhães Salazar

Investor Relations Officer